Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Results for First Quarter of 2017

Despite a Small Decline in Consolidated Revenues, Company Retail Operations Continue to Improve

Margins Are Holding in Owned Stores, Despite Global Retail Weakness

Disappointing Court Ruling Necessitates Further Accrual in the Provision for Legal Proceedings

  Net Revenues for the Quarter Were €115.9 Million, Down 4.0% from Q1 2016.
  Gross Industrial Margin before Accounting for the Special Charge Was 35.2%, Improving from 34.3%. Dos Margin Was 64.0%.
  the Board Has Approved a Reserve Addition for €9.3 Million Relating to the Potential Cost Stemming from the Court Ruling Received in May.
  Operating Loss of €10.2 Million, after Accounting for This Accrual. Excluding This Charge in the Current Quarter, Operating Loss Would Have Been €0.9 Million, Compared to an Operating Income of €1.1 Million in the Prior Year.
  Net Loss for the Period Was €11.0 Million, Compared with a Loss of €0.2 Million in Q1 2016. without Such Charge, Net Loss Would Have Been €1.7 Million, Compared to Q1 2016 Loss of €0.2 Million.
  Net Financial Position at €12.8 Million, Compared to €5.0 Million at Q1 2016.
  Cash at the End of the Quarter Was €54.5 Million, Compared to €50.7 Million at the End of Last Year First Quarter.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 26, 2017--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved the first quarter consolidated results for 2017.

Consolidated net sales were €115.9 million for the quarter ended March 31, 2017, compared to €120.7 million for the quarter ended March 31, 2016, a decrease of 4.0%.

Revenues in our core furniture business (sofas, beds and furnishings) reached €109.1 million (down 4.3% from the same quarter of last year). Natuzzi branded revenues were €81.0 million, down 0.5% from the first quarter of 2016, and represented 74.3% of our core business revenues (up from 71.5% in the first quarter of last year).

Within the core business, furnishings sales grew at a double-digit rate (up 37.5% over the same quarter last year) reaching €8.0 million and representing 22.1% of the Natuzzi Italia branded sales (compared to 18.3% one year ago). This confirms our confidence in our product extension strategy.

In protecting the value of the globally known Natuzzi name, the Company decided not to reduce prices in order to drive revenues. As a result, the overall price per seat increased by 5.4% over the same period last year, despite an unfavorable retail environment. This increase helped curb the decline in our branded revenues (down 0.5%) in the first quarter of 2017.

Our direct retail operations generated sales of €12.1 million, increasing by 13.8% over the same period of 2016. These sales represented 11.1% of our core business revenues, up from 9.3% in the first three months of 2016. In particular we had positive results from our Directly Operated Stores (“DOS”) in the UK, Spain, Switzerland, China and USA.

We continue to see positive signs from our work in DOS: our order flow through mid-May on a Like-for-Like store basis increased 1.4% over the same period of last year. When we include sales from our new stores, the increase over last year is 35.9% in DOS.

As part of our retail expansion program to boost branded sales and control the entire value chain, we opened three new DOS: one in the USA (Paramus, NJ), one in Spain (Zaragoza) and one in China (Shanghai). In addition, three new Natuzzi Italia stores were acquired in Mexico from our long-standing local partner for the distribution of Natuzzi products. These stores are located in Mexico City, Guadalajara and Monterrey.

As of the date of this press release, the number of our DOS is 69 (including 9 concessions in the UK).

We plan to open 8 new-generation stores by the end of 2017. These new-generation stores will be located in preferred locations within high traffic areas and built to our specified format. In addition, we will pursue between 20 and 25 new mono brand franchised stores around the world.

Within Natuzzi branded sales (€81.0 million), we had an increase in the Americas (up 6.6%) and Asia-Pacific region (up 18.0%), whereas the EMEA (down 11.4%) suffered mainly from the ongoing restructuring involving our Italy-based distribution network Divani&Divani by Natuzzi.

Sales from our Softaly wholesale division were €28.1 million, down 13.7% compared to the first three months of 2016. The overall performance in private label was largely due to lower sales still experienced with one of our major customers in North America that more than offset the 101.7% increase in sales in the Asia-Pacific region. Sales from EMEA were down 3.2%. The Group is still committed to implementing all the necessary actions to recover business especially in the North American market, which remains one of our main opportunities for growth. Our forecast calls for recovery of our growth in the second half of 2017, and when we include our order flow in April, we are beginning to see a recovery to 2016 levels. In addition, we have recently re-opened relationships with large customers in EMEA and North America. We remain committed to recapturing growth and returns in Softaly.

During the quarter, we enjoyed higher efficiency both in procurement and the manufacturing process, which contributed to the increase of the industrial margin (to 35.2% before accounting for the special charge, from 34.3% in the first quarter 2016), despite a challenging sales environment. The Company remains focused on searching for new sources of efficiencies in our manufacturing operations.

We also benefitted from a reduction in transportation costs (from 10.3% in first quarter 2016 to 8.9% in first quarter 2017).

The Company has made progress over the last few quarters in defining its sales, marketing and retail organization by hiring top professionals in key markets who are meant to transform this Company into a retail company. While this has slightly increased SG&A costs, we believe these investments will contribute additional growth going forward.

As disclosed in the press release dated May 18, 2017, the Italian Supreme Court recently rejected the Company’s appeal of a lawsuit brought by two former employees of the Company relating to the implementation of the Cassa Integrazione Guadagni Straordinaria, ruling in favor of the plaintiffs. As a consequence of this decision, the Board of Directors decided to accrue in the quarter an additional €9.3 million in the “Provision for tax and Legal proceedings” included in the “Other liabilities” caption of the Company’s balance sheet. The Company will continue to evaluate the implications of such decision and any future developments on its strategy and business organization, any of which could have an adverse impact on the Company’s financial condition and results of operations in future periods.

For the reasons highlighted above, the Company reported a net operating loss of €10.2 million versus net operating income of €1.1 million in the first quarter of 2016. Excluding the above mentioned charge in the current quarter, operating loss would have been €0.9 million versus net operating income of €1.1 million in the first quarter of 2016.

The Group reported a net loss for the period of €11.0 million, from a loss of €0.2 million in the same period of last year. Excluding the above mentioned charge, net loss for the period would have been €1.7 million, from a net loss of €0.2 million in the same period of last year.

The Group’s Net Financial position was at €12.8 million as of March 31st 2017, from €28.9 million at the end of 2016 and compared with a net financial position of €5.0 million as of March 31st 2016.

Chairman and CEO Pasquale Natuzzi said, "The first quarter of 2017 was disappointing, but not discouraging. Our industry, like most retail, faced very difficult challenges caused by the global political environment which in turn caused consumers to hold back their spending. Growth remains the singular priority in our restructuring, and while the first quarter did not show growth overall, we did experience strong results in our direct retail operations. Our like- for- like retail sales grew by 2.3% compared to the same quarter last year and 14.6% compared to the previous calendar quarter. We saw strength in the traffic in our branded stores, affirming our marketing approach. Average ticket price increased by 3.3% over the first quarter of 2016 and 1.0% over the fourth quarter of 2016, the direct result of our merchandising strategy. We remain committed to our new strategy and the early results from April suggest there is a recovery starting in the retail market. Based on the early indications, we are cautiously optimistic about 2017 as a whole. We will stay our course and drive to real shareholder value from our great company. The unfortunate decision by Italy’s Supreme Court relates to our past efforts to rationalize our costs. While we have always strived to treat our employees respectfully and fairly, the result of this action causes us to re-evaluate our global production alternatives for the future.”

Chief Financial Officer Vittorio Notarpietro added: “We are considering carefully the implications of the decision by the Italian Supreme Court on our business organization and industrial footprint worldwide.

On the basis of today’s facts, the Company decided to increase the provision for legal proceedings.

Having said that, the core business remains solid. Our strategy is in place and we do believe it is a good one. We are led by our retail-based strategy with a particular focus on expanding in the proper way our DOS network, to take advantage of the entire value chain and the expected positive effects on margins associated with it. Our records indicate that sales mix continue to improve. The investments made globally in our manufacturing plants are delivering efficiency considering the smaller production volumes. We will carry on the work and activities undertaken over the last few quarters and are committed to extract all the potential our retail–based strategy has in order to get this Company back to profitability.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with eight manufacturing plants, eleven commercial offices and an extensive global retail network. Natuzzi is the Italian lifestyle and best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015). Continuous stylistic research, creativity, innovation, solid craftsmanship, industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the three months of 2017 & 2016 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Mar-17	31-Mar-16%		31-Mar-17	31-Mar-16

Upholstery net sales	101.1	108.1	-6.5%	87.3%	89.6%
Furnishings net sales	8.0	5.8	37.5%	6.9%	4.8%
Other sales	6.8	6.7	0.7%	5.8%	5.6%
Total Net Sales	115.9	120.7	-4.0%	100.0%	100.0%

Consumption (*)	(46.2)	(51.7)	-10.7%	-39.8%	-42.8%
Labor	(30.1)	(19.7)	52.9%	-26.0%	-16.3%
of which: Provision for legal proceedings	(9.3)	0.0	N.A.	-8.0%	0.0%
Industrial Costs	(8.1)	(7.9)	1.7%	-7.0%	-6.6%
of which: Depreciation, Amortization	(2.5)	(2.4)	5.5%	-2.2%	-2.0%
Cost of Sales	(84.4)	(79.3)	6.3%	-72.8%	-65.7%

Industrial Margin	31.5	41.4	-23.8%	27.2%	34.3%

Selling Expenses	(17.8)	(19.6)	-9.2%	-15.3%	-16.2%
Transportation	(10.3)	(12.4)	-16.7%	-8.9%	-10.3%
Commissions	(2.6)	(2.6)	1.2%	-2.2%	-2.1%
Advertising	(4.8)	(4.6)	5.5%	-4.2%	-3.8%

Other Selling and G&A	(23.9)	(20.7)	15.4%	-20.6%	-17.2%
of which: Depreciation, Amortization	(0.9)	(0.8)	15.2%	-0.8%	-0.7%

Operating income/(loss)	(10.2)	1.1		-8.8%	0.9%

Interest Income/(Costs), Net	(1.2)	(1.2)
Foreign Exchange, Net	0.7	0.1
Other Income/(Cost), Net	0.0	0.0
Earning before Income Taxes	(10.7)	(0.0)		-9.2%	0.0%

Current taxes	(0.3)	(0.2)		-0.3%	-0.2%

Net result	(11.0)	(0.2)		-9.5%	-0.2%

Minority interest	0.2	(0.0)

Net Group Result	(10.7)	(0.2)		-9.3%	-0.2%

Earnings per Share	(0.20)	(0.00)

(*) Purchases plus beginning stock minus final stock and leather processing
Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at December 31, 2016 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	31-Mar-17	31-Dec-16

Current assets:
Cash and cash equivalents	54.5	65.0
Marketable debt securities	0.0	0.0
Trade receivables, net	57.0	53.1
Other receivables	27.4	25.6
Inventories	85.6	78.4
Unrealized foreign exchange gains	0.8	0.2
Prepaid expenses and accrued income	1.8	1.4
Deferred income taxes	1.2	1.1
Total current assets	228.2	224.8

Non-current assets:
Net property, plant and equipment	114.2	115.9
Other assets	6.3	6.5
Total non-current assets	120.5	122.4

TOTAL ASSETS	348.7	347.2

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	22.1	18.2
Current portion of long-term debt	11.6	11.6
Accounts payable-trade	69.8	70.5
Accounts payable-other	27.1	25.1
Accounts payable-shareholders for dividends	0.5	0.6
Unrealized foreign exchange losses	1.3	1.3
Income taxes	0.6	1.7
Deferred income taxes	1.4	1.8
Salaries, wages and related liabilities	18.3	19.4
Total current liabilities	152.5	150.2

Long-term liabilities:
Employees' leaving entitlement	17.8	17.8
Long-term debt	8.1	6.3
Deferred income taxes - long term	0.0	0.0
Deferred income for capital grants	7.1	7.2
Other liabilities	22.7	13.3

Total long-term liabilities	55.7	44.6

Minority interest	3.2	3.4

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	11.5
Additional paid-in capital	0.0	0.0
Retained earnings	71.0	82.7

Total shareholders' equity	137.3	149.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	348.7	347.2
Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	31-Mar-17	31-Dec-16
Cash flows from operating activities:
Net result	(11.0)	(6.5)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3.4	13.0
Other non monetary costs (revenues)	(1.1)	0.7
One-time termination benefit	0.0	3.1
Receivables, net	(3.7)	9.7
Inventories	(7.2)	3.4
Accounts payable	(1.1)	9.8
Other changes in assets and liabilities	12.3	(2.8)
One time termination benefit payment	(4.9)	(4.5)
Total adjustments	(2.3)	32.5

Net cash generated/(used) by operating activities	(13.3)	26.0

Cash flows from investing activities:
Property, plant and equipment:
Additions	(2.5)	(6.6)
Disposals	(0.0)	0.5
Goverment grants received	0.0	0.0
Dividends paid to minority interests	(0.3)	(0.4)
Purchase of business, net of cash acquired	0.0	(5.9)
Disposal/devaluation of business	0.0	1.6

Net cash generated/(used) by in investing activities	(2.8)	(10.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	3.5	2.3
Repayments	(1.8)	(3.4)
Bank overdrafts	3.9	(0.8)
Capital injection	0.0	0.0
Net cash generated/(used) by financing activities	5.7	(1.9)

Effect of translation adjustments on cash	(0.0)	(0.9)

Increase (decrease) in cash and cash equivalents	(10.5)	12.5

Cash and cash equivalents, beginning of the year	65.0	52.5

Cash and cash equivalents, end of the period	54.5	65.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA CONTACT
Meg Carlozzi (PR); tel. +1.917.330.8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 26, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi